Exhibit 99.3

FEE RULE
FORM 13-502F1

CLASS 1 REPORTING ISSUERS — PARTICIPATION FEE

Reporting Issuer Name: Canetic Resources Trust
Fiscal year end date used
to calculate capitalization:	December 31, 2006

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the issuer’s most recent fiscal year end	(i)
Trust Units	225,795,723
CNE.DB.A	56,220
CNE.DB.B	178,210
CNE.DB.C	80,460
CNE.DB.D	16,973
CNE.DB.E	2,300,000

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii)
Trust Units	16.44
CNE.DB.A	110.00
CNE.DB.B	101.71
CNE.DB.C	105.83
CNE.DB.D	138.52
CNE.DB.E	97.24

Market value of class or series	(i) X (ii) =	(A)
Trust Units		3,712,081,686
CNE.DB.A		6,184,200
CNE.DB.B		18,125,026
CNE.DB.C		8,515,192
CNE.DB.D		2,351,054
CNE.DB.E		223,657,750
	Total: 3,970,914,908

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)

(B)

Market value of other securities:	(C)
(See paragraph 2.11(b) of the Rule)	1,289,678,000
(Provide details of how value was determined)
Market Value of Corporate Debt

(Repeat for each class or series of securities)	(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	5,260,592,908

Participation Fee	38,300
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer’s reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining
in the issuer’s fiscal year	=

12

Late Fee, if applicable
(As determined under section 2.5 of the Rule)